Thrunet acquisition’s impact on hanarotelecom’s 2005 income statements, and timeline of Thrunet merger

1. Details

-Thrunet acquisition’s impact on hanarotelecom’s 2005 income statements : Goodwill amortization is projected to be KRW 13~16 billion, and loss under equity method, KRW 7~11 billion.
-The Company plans to finalize the Thrunet merger process as soon as possible, and the completion within 2005, if possible, is allowed under relevant laws that were recently amended.

2. The above-stated information was provided by the Company’s IR team during 1Q05 earnings release conference call held on May 11, 2005 to the conference call participants.

3. Date of relevant disclosure : December 16, 2004.